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EXHIBIT 99.1
                               PERFORMANCE IN APRIL, 2003 (POSCO)


                                                      (Unit: 1,000 tons, KRW BN)

                                                      CHANGE FROM    CHANGE FROM
        ITEMS                            APR., '03      MAR.,'03      APR., '02        MAR., '03     APR., '02
        -----                            ---------      --------      ---------        ---------     ---------
       Crude Steel Production               2,335           -2.5%           5.1%          2,395         2,221
            Sales Volume                    2,330            0.9%           8.9%          2,309         2,139
           Sales Revenue                    1,155            1.0%          30.5%          1,144           885
          Operating Profit                    313           19.8%         193.7%            261           107
            Total asset                    17,345            1.3%          -3.5%         17,126        17,976
         Total Liabilities                  5,769            0.2%         -21.8%          5,755         7,377

The figures are based on unaudited financial statements. Certain numbers may be presented differently once audited and the company takes no responsibility and accepts no liability for such changes. All financials in this presentation are based on non-consolidated financial statements.